Exhibit 3.1

AMENDMENT NO. 3 TO

FOURTH AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

OF

MAGELLAN MIDSTREAM PARTNERS, L.P.

July 27, 2007

This Amendment No. 3 (this “Amendment No. 3”) to the Fourth Amended and Restated Agreement of Limited Partnership of Magellan Midstream Partners, L.P. (the “Partnership”) is entered into by Magellan GP, LLC, a Delaware limited liability company (the “General Partner”), as general partner of the Partnership. Capitalized terms used but not defined herein are used as defined in the Partnership Agreement.

RECITALS:

WHEREAS, in order to comply with New York Stock Exchange Rule 501.00 – DRS Participation, this Amendment No. 3 is needed to amend the provisions of Article IV related to Certificates to allow Common Units to be uncertificated;

WHEREAS, Section 13.1(d)(i) of the Partnership Agreement provides that the General Partner may amend any provision of the Partnership Agreement without the approval of any Partner to reflect a change that, in the discretion of the General Partner, does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect; and

WHEREAS, acting pursuant to the power and authority granted to it under Section 13.1(d)(i) of the Partnership Agreement, the General Partner has determined that the following amendment to the Partnership Agreement does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect.

NOW THEREFORE, the General Partner does hereby amend the Partnership Agreement as follows:

1. The word “shall” in the first sentence of Section 4.1 shall be replaced by the word “may.”

2. The following sentence shall be added to the end of Section 4.1:

“Notwithstanding the above provisions, Common Units may be uncertificated.”

3. The last sentence of Section 4.5(a) shall be amended to read as follows:

“Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions of Section 4.5(b), the appropriate officers of the General Partner on behalf of the Partnership shall execute and deliver, and in the case of Common Units, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Certificates, or evidence of the issuance of uncertificated Common Units, evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.”

4. Section 4.5(b) shall be amended and restated in its entirety to read as follows:

“Except as otherwise provided in Section 4.9, the Partnership shall not recognize any transfer of Limited Partner Interests until the Certificates evidencing such Limited Partner Interests, or other evidence of the uncertificated Common Units, are surrendered for registration of transfer and such Certificates, or other evidence of the uncertificated Common Units, are accompanied by a Transfer Application duly executed by the transferee (or the transferee’s attorney-in-fact duly authorized in writing). No charge shall be imposed by the Partnership for such transfer; provided, that as a condition to the issuance of any new Certificate, or uncertificated issuance of Common Units, under this Section 4.5, the Partnership may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto.”

5. The last sentence of Section 4.10(a)(i) shall be amended to read as follows:

“The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon surrender of the Certificate evidencing the Redeemable Interests, or other evidence of uncertificated Common Units evidencing the Redeemable Interests, and that on and after the date fixed for redemption no further allocations or distributions to which the Limited Partner or Assignee would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.”

6. Section 4.10(a)(iii) shall be amended and restated in its entirety to read as follows:

“Upon surrender by or on behalf of the Limited Partner or Assignee, at the place specified in the notice of redemption, of the Certificate evidencing the Redeemable Interests, or other evidence of uncertificated Common Units evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank, the Limited Partner or Assignee or his duly authorized representative shall be entitled to receive the payment therefor.”

7. General Authority. The appropriate officers of the General Partner are hereby authorized to make such further clarifying and conforming changes they deem necessary or appropriate, and to interpret the Partnership Agreement, to give effect to the intent and purpose of this Amendment No. 3.

8. Ratification of Partnership Agreement. Except as expressly modified and amended herein, all of the terms and conditions of the Partnership Agreement shall remain in full force and effect.

9. Governing Law. This Amendment No. 3 will be governed by and construed in accordance with the laws of the State of Delaware.

IN WITNESS WHEREOF, the General Partner has executed this Amendment No. 3 to be effective as of the date first set forth above.

GENERAL PARTNER:

MAGELLAN GP, LLC

By:	/s/ Don R. Wellendorf
Name:	Don R. Wellendorf
Title:	President and Chief Executive Officer

3